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                                                                      Exhibit 21

                              LIST OF SUBSIDIARIES


The Registrant has six subsidiaries:

1. MountainBank, a state chartered commercial bank organized and incorporated under the laws of the State of North Carolina.

2. MountainBanc Mortgage Corporation, a provider of mortgage banking services organized and incorporated under the laws of the State of North Carolina.

3.    MountainBank Capital I Trust, a Delaware statutory business trust.

4. Trust Company of the South, a state chartered trust company organized and incorporated under the laws of the State of South Carolina.

5. Asset Management of the South, a registered investment advisor organized and incorporated under the laws of the State of South Carolina.

6. Mtnbk Ltd., a holder of deeds of trusts organized and incorporated under the laws of the State of North Carolina.